UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

________________________________________

Greenfire Resources Ltd.
(Name of Issuer)
Common Shares, without par value
(Title of Class of Securities)
39525U107
(CUSIP Number)
December 31, 2023
(Date of event which requires filing of this statement)

 ________________________________________

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39525U107	13G

1		NAMES OF REPORTING PERSONS Sona Asset Management (US) LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,966,102
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,966,102
	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,966,102
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

(1)
Based on 68,642,515 Common Shares of the Issuer outstanding as of January 19, 2024, as reported in Amendment No. 2 to the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 22, 2024.

CUSIP No. 39525U107	13G

1		NAMES OF REPORTING PERSONS Sona Asset Management (UK) LLP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,966,102
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,966,102
	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,966,102
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, FI

(1)
Based on 68,642,515 Common Shares of the Issuer outstanding as of January 19, 2024, as reported in Amendment No. 2 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on January 22, 2024.

CUSIP No. 39525U107	13G

1		NAMES OF REPORTING PERSONS Sona Asset Management Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,966,102
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,966,102
	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,966,102
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

(1)
Based on 68,642,515 Common Shares of the Issuer outstanding as of January 19, 2024, as reported in Amendment No. 2 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on January 22, 2024.

CUSIP No. 39525U107	13G

1		NAMES OF REPORTING PERSONS Sona Asset Management Cayman Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,966,102
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,966,102

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,966,102
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

(1)
Based on 68,642,515 Common Shares of the Issuer outstanding as of January 19, 2024, as reported in Amendment No. 2 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on January 22, 2024.

CUSIP No. 39525U107	13G

1		NAMES OF REPORTING PERSONS John Aylward
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,966,102
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,966,102
	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,966,102
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)
Based on 68,642,515 Common Shares of the Issuer outstanding as of January 19, 2024, as reported in Amendment No. 2 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on January 22, 2024.

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Greenfire Resources Ltd. (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Issuer’s principal executive offices are located at 1900, 250—5th Avenue SW, Calgary, Alberta T2P 2V7.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)
Sona Asset Management (US) LLC (“Sona AM (US)”), which, together with Sona AM (UK)(as defined below) serves as an investment manager to certain funds including with respect to the Common Shares (as defined in Item 2(d)) held by those funds;

(ii)
Sona Asset Management (UK) LLP (“Sona AM (UK)” and, together with Sona AM (US), collectively, the “Sona Asset Managers”), which, together with Sona AM (US), serves as an investment manager to certain funds including with respect to the Common Shares (as defined in Item 2(d)) held by those funds;

(iii)	Sona Asset Management Limited (“SAML”), which is the principal owner of each of the Sona Asset Managers;
(iv)	Sona Asset Management Cayman Limited (“SAMCL” and, together with SAML, the “Sona Intermediate Companies”), which is the principal owner of SAML; and
(v)	John Aylward, who is ultimately in control of the investment and voting decisions of the Sona Asset Managers and is the principal owner of SAMCL.

The Sona Managers, the Sona Intermediate Companies and Mr. Aylward are hereinafter sometimes collectively referred to as the “Reporting Persons” or individually as a “Reporting Person.”  Sona AM (US) is registered with the U.S. Securities and Exchange Commission as an investment adviser.  Sona AM (UK) is registered with the UK Financial Conduct Authority.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of Sona AM (US) is 800 3rd Avenue, Suite 1702, New York, NY 10022.  The address of the principal business office of Sona AM (UK), SAML and Mr. Aylward is Second Floor 19-21 St. James’s Street, London, United Kingdom SW1A 1ES.  The address of the principal business office of SAMCL is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

Item 2(c).	CITIZENSHIP:

(i)	Sona AM (US) is a Delaware limited liability company;
(ii)	Sona AM (UK) is a limited liability partnership formed under the laws of England and Wales;
(iii)	SAML is a private limited company incorporated under the laws of England and Wales;
(iv)	SAMCL is an exempted company incorporated in the Cayman Islands; and
(v)	John Aylward is a citizen of Ireland.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common shares without par value per share (“Common Shares”).

Item 2(e).	CUSIP NUMBER:

39525U107

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment adviser

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The Sona Asset Managers manage investment funds that collectively hold 4,966,102 Common Shares.  The Common Shares held by the funds represent approximately 7.2% of the outstanding Common Shares, based on 68,642,515 Common Shares of the Issuer outstanding as of January 19, 2024, as reported in Amendment No. 2 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on January 22, 2024.

The Sona Asset Managers are deemed to be the beneficial owners of the 4,966,102 Common Shares held by the investment funds due to their control over the voting and dispositive decisions of the funds.  The Sona Intermediate Companies are deemed to be the beneficial owners of the 4,966,102 Common Shares due to each of their direct or indirect ownership of the Sona Asset Managers.  Mr. Aylward is deemed to be the beneficial owner of the 4,966,102 Common Shares due to his control over the Sona Asset Managers and his direct or indirect ownership and control of the Sona Intermediate Companies.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The Common Shares beneficially owned by the Reporting Persons are directly held by the investment funds that the Sona Asset Managers manage.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Information in Items 2(a) and 4 is hereby incorporated by reference herein.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby certifies as follows:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Sona AM (UK) hereby certifies as follows:

By signing below, I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an investment adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Securities and Exchange Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 6, 2024

Sona Asset Management (US) LLC

By:	/s/ JP Berkery
Name:	JP Berkery
Title:	Chief Compliance Officer

Sona Asset Management (UK) LLP

By:	/s/ Iain Colquhoun
Name:	Iain Colquhoun
Title:	Chief Compliance Officer

Sona Asset Management Limited

By:	/s/ Iain Colquhoun
Name:	Iain Colquhoun
Title:	Director

Sona Asset Management Cayman Limited

By:	/s/ Nathan Day
Name:	Nathan Day
Title:	Director

/s/ John Aylward
JOHN AYLWARD

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement of Beneficial Ownership on Schedule 13G (including additional amendments thereto) with respect to the common shares without par value of Greenfire Resources Ltd. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein but shall not be responsible for the completeness and accuracy of the information concerning the others.

DATED: February 6, 2024

Sona Asset Management (US) LLC

By:	/s/ JP Berkery
Name:	JP Berkery
Title:	Chief Compliance Officer

Sona Asset Management (UK) LLP

By:	/s/ Iain Colquhoun
Name:	Iain Colquhoun
Title:	Chief Compliance Officer

Sona Asset Management Limited

By:	/s/ Iain Colquhoun
Name:	Iain Colquhoun
Title:	Director

Sona Asset Management Cayman Limited

By:	/s/ Nathan Day
Name:	Nathan Day
Title:	Director

/s/ John Aylward
JOHN AYLWARD